                         UNITED STATES                           ---------------
               SECURITIES AND EXCHANGE COMMISSION                SEC FILE NUMBER
                     WASHINGTON, D.C. 20549                         01-14190
                                                                 ---------------
                          FORM 12b-25
                                                                 ---------------
                                                                  CUSIP NUMBER
                  NOTIFICATION OF LATE FILING                     261878-10-12
                                                                 ---------------


(Check One):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

              For Period Ended: DECEMBER 30, 1995
                                -----------------
              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               ---------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          A FINANCIAL STATEMENT SCHEDULE REQUIRED UNDER PART IV, ITEM 14 OF THE FORM 10-K FOR A 50% OR LESS OWNED COMPANY THAT WAS A SIGNIFICANT SUBSIDIARY OF THE REGISTRANT FOR THE YEAR ENDED DECEMBER 30, 1995.

PART I - REGISTRANT INFORMATION

          DREYER'S GRAND ICE CREAM, INC.
          ------------------------------
          Full Name of Registrant

          5929 COLLEGE AVENUE
          ---------------------------------------------------------
          Address of Principal Executive Office (Street and Number)

          OAKLAND, CALIFORNIA   94618
          ---------------------------------------------------------
          (City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
  /X/ calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          THE FINANCIAL STATEMENTS OF M-K-D DISTRIBUTORS, INC. ("M-K-D"), A 49.7% OWNED SUBSIDIARY OF THE REGISTRANT ACCOUNTED FOR UNDER THE EQUITY METHOD, ARE TO BE FILED AS A FINANCIAL STATEMENT SCHEDULE UNDER
          PART IV, ITEM 14 OF THE FORM 10-K OF DREYER'S GRAND ICE CREAM, INC. FOR THE YEAR ENDED DECEMBER 30, 1995. HISTORICALLY THE FINANCIAL STATEMENTS OF M-K-D WERE NOT AUDITED BY INDEPENDENT ACCOUNTANTS AND WERE NOT INCLUDED IN THE FORM 10-K BECAUSE M-K-D DID NOT QUALIFY AS A SIGNIFICANT SUBSIDIARY OF THE REGISTRANT. AN AUDIT OF THE FINANCIAL STATEMENTS OF M-K-D AS OF AND FOR THE YEAR ENDED DECEMBER 30, 1995 IS BEING PERFORMED BY PRICE WATERHOUSE LLP, INDEPENDENT ACCOUNTANTS, WHICH AUDIT COULD NOT BE COMPLETED BY MARCH 29, 1996 WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE AUDIT IS EXPECTED TO BE COMPLETED IN EARLY APRIL 1996. WHEN THE AUDIT IS COMPLETED, THE AUDITED FINANCIAL STATEMENTS OF M-K-D AS OF AND FOR THE YEAR ENDED DECEMBER 30, 1995, TOGETHER WITH THE REPORT THEREON OF PRICE WATERHOUSE LLP, AND THE UNAUDITED, COMPARATIVE FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND FOR EACH OF THE TWO YEARS IN THE PERIOD THEN ENDED, SHALL BE FILED BY AMENDMENT TO THE REGISTRANT'S FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 1995.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           PAUL R. WOODLAND, CHIEF FINANCIAL OFFICER             (510)                  652-8187
      ---------------------------------------------------     -----------          ------------------
                          (Name)                              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
      answer is no, identify report(s).                          /X/ Yes  / / No

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                   / / Yes  /X/ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         DREYER'S GRAND ICE CREAM, INC.
                         ------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  MARCH 28, 1996        By: /s/ Paul R. Woodland
                                 -------------------------------------------
                                          (Paul R. Woodland)
                                 Vice President - Finance and Administration,
                                 Chief Financial Officer and Assistant Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                                          EXHIBIT TO FORM 12b-25


                                                        Price Waterhouse LLP
                                                        555 California Street
                                                        San Francisco, CA 94104


March 28, 1996



Mr. Paul R. Woodland
Vice-President - Finance
Dreyer's Grand Ice Cream, Inc.
5929 College Avenue
Oakland, California  94618

Dear Mr. Woodland:

You have furnished us with a copy of your "Notice of Late Filing" on Form 12b-25 dated March 28, 1996.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of M-K-D Distributors, Inc. on or before the date the Form 10-K of Dreyer's Grand Ice Cream, Inc. for the year ended December 30, 1995 is required to be filed.

Yours very truly,


/s/ Price Waterhouse LLP

Price Waterhouse LLP